UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 17, 2021

VPC IMPACT ACQUISITION HOLDINGS III, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40161	86-1481509
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Victory Park Capital Advisors, LLC 150 North Riverside Plaza, Suite 5200 Chicago, IL		60606
(Address of principal executive offices)		(Zip Code)

(312) 701-1777

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fourth of one redeemable warrant	VPCC.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	VPCC	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	VPCC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Explanatory Note

As previously reported in the Current Report on Form 8-K filed by VPC Impact Acquisition Holdings III, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 7, 2021, the Company, on June 7, 2021, entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Bear Merger Company I Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“First Merger Sub”), Bear Merger Company II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company (“Second Merger Sub”), and Dave Inc., a Delaware corporation (“Dave”), pursuant to which, among other things: (a) First Merger Sub will merge with and into Dave (the “First Merger”), with Dave being the surviving corporation of the First Merger (such company, in its capacity as the surviving corporation of the First Merger, the “Surviving Corporation”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving company of the Second Merger. The transactions contemplated by the Merger Agreement (the “Transactions”), including the Mergers, will constitute a “Business Combination” as contemplated by the Company’s existing amended and restated certificate of incorporation.

Amendment to PIPE Subscription Agreement

As previously reported in the Current Report on Form 8-K filed by the Company with the SEC on June 7, 2021, the Company previously entered into subscription agreements (the “Subscription Agreements”), each dated June 7, 2021, with certain investors (the “PIPE Investors”), including Alameda Research Ventures LLC (“Alameda Research”), pursuant to which, and on the terms and subject to the conditions of which, the PIPE Investors have agreed to purchase an aggregate of 21,000,000 shares of Class A common stock of the Company, par value $0.0001 per share (“Class A Common Stock”), for $10.00 per share, for an aggregate purchase price of $210,000,000 (the “PIPE Subscription Amount”), in a private placement to close immediately prior to the closing of the Mergers (the “Private Placement”).

On August 17, 2021, Alameda Research agreed to pre-fund its obligation under the Subscription Agreement between the Company and Alameda Research (the “Alameda Subscription Agreement”) to subscribe for 1,500,000 shares of Class A Common Stock for $15,000,000 of the aggregate PIPE Subscription Amount. In connection therewith, Alameda Research received a promissory note, dated August 17, 2021, issued by Dave in the principal amount of $15,000,000 (the “Promissory Note”), and the Company and Alameda Research entered into an amendment to the Alameda Subscription Agreement, dated August 17, 2021 (the “Subscription Agreement Amendment”), to (i) correct a scrivener’s error in with respect to the name of Alameda Research reflected therein and (ii) provide for the satisfaction of Alameda Research’s obligation to pay the $15,000,000 purchase price under the Alameda Subscription Agreement by way of a full discharge of Dave’s obligations to pay the principal under the Promissory Note, which full discharge will automatically occur upon the Company’s issuance to Alameda Research of the shares of Class A Common Stock at the closing of the Private Placement. As of the date hereof, all of the PIPE Investors have consented to the Subscription Agreement Amendment and the transactions contemplated thereby.

The foregoing description of the Promissory Note, the Subscription Agreement Amendment and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the text of the Promissory Note and the Subscription Agreement Amendment, which are included as Exhibit 10.1 and Exhibit 10.2, respectively, to this Current Report on Form 8-K (this “Current Report”), and incorporated herein by this reference.

Item 7.01 Regulation FD Disclosure.

On August 17, 2021, the Company and Dave issued a joint press release announcing the execution of the Promissory Note, Subscription Agreement Amendment and the transactions contemplated thereby. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing, information contained on the websites of the Company, Dave or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1.

Important Additional Information About the Transactions and Where to Find It.

In connection with the Transactions, a registration statement on Form S-4 is expected to be filed by the Company with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement to be distributed to holders of the Company’s common stock in connection with the Company’s solicitation for proxies for the vote by the Company’s stockholders in connection with the Transactions and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the Transactions. This document does not contain all the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other investment decision in respect of the Transactions. The Company and Dave urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus included in the Form S-4 and, when available, the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the Transactions, as these materials will contain important information about the Company, Dave, and the Transactions. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to the Company’s stockholders as of a record date to be established for voting on the Transactions. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by emailing vih3info@victoryparkcapital.com or by directing a request to the Company’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This Current Report does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation.

The Company, Dave and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s final prospectus dated March 4, 2021 (SEC File No. 333-252577), which was filed with the SEC on March 8, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s stockholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions when available. Information concerning the interests of the Company’s and Dave’s participants in the solicitation, which may, in some cases, be different than those of the Company’s and Dave’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

Forward-Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. The Company’s and Dave’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Dave’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions and such differences may be material. Many actual events and circumstances are beyond the control of Dave and the Company.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; (ii) the outcome of any legal proceedings that may be instituted against the Company and Dave following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the Transactions, including due to failure to obtain approval of the stockholders of the Company, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Dave’s business and/or the ability of the parties to complete the Transactions; (vi) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange or Nasdaq following the Transactions; (vii) the risk that the Transactions disrupt current plans and operations as a result of the announcement and consummation of the Transactions; (viii) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of Dave to grow and manage growth profitably, and retain its key employees; (ix) costs related to the Transactions; (x) changes in applicable laws or regulations; (xi) the possibility that Dave, or the Company may be adversely affected by other economic, business, and/or competitive factors (xii) and those factors discussed in the Company’s final prospectus filed with the SEC on March 8, 2021 under the heading “Risk Factors” and the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2021 filed with the SEC on May 25, 2021 under the heading “Risk Factors” and other documents of the Company filed, or to be filed, with the SEC, including those risk factors included in the proxy statement/prospectus incorporated in the registration statement on Form S-4 expected to be filed in connection with the Transactions. If any of these risks materialize or the Company’s or Dave’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company nor Dave presently know or that the Company and Dave currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and Dave’s expectations, plans or forecasts of future events and views as of the date of this communication. All subsequent written and oral forward-looking statements concerning the Company or Dave, the transactions described herein or other matters and attributable to the Company, Dave or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of the Company and Dave expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

The exhibits listed in the following Exhibit Index are filed as part of this Current Report.

Exhibit No.	Description

10.1	Promissory Note, dated as of August 17, 2021, by and between Dave Inc. and Alameda Research Ventures LLC.

10.2	Amendment to Subscription Agreement, dated as of August 17, 2021, by and between VPC Impact Acquisition Holdings III, Inc. and Alameda Research Ventures LLC.

99.1	Joint Press Release, dated as of August 17, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VPC Impact Acquisition Holdings III, Inc.

By:	/s/Gordon Watson
Name: Gordon Watson
Title: Chief Executive Officer

August 17, 2021